Exhibit 6

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of March 8, 2023, is entered into by and among Atlas Sand Management Company, LLC, a Texas limited liability company (“ASMC”), Atlas Sand Holdings, LLC, a Delaware limited liability company (“Holdings”), Atlas Sand Management Company II, LLC, a Delaware limited liability company (“ASMC II”), and Atlas Sand Holdings II, LLC, a Delaware limited liability company (“Holdings II” and, together with Holdings, each, a “Stockholder” and, collectively, the “Stockholders”). ASMC, Holdings, ASMC II and Holdings II are each referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, as of the date hereof, ASMC is the managing member of Holdings, and ASMC II is the managing member of Holdings II;

WHEREAS, it is contemplated that Atlas Energy Solutions Inc., a Delaware corporation (“PubCo”), will effect an initial underwritten public offering (the “Contemplated IPO”) in connection with which PubCo will issue and sell its shares of Class A common stock (the “Class A Shares”) in exchange for cash;

WHEREAS, concurrently with the execution of this Agreement, and in anticipation of the Contemplated IPO, the Parties, PubCo, Atlas Sand Company, LLC, a Delaware limited liability company (the “Company”), Atlas Sand Operating, LLC, a Delaware limited liability company (“Atlas Operating”), and Atlas Merger Sub, LLC, a Delaware limited liability company, anticipate entering into a Master Reorganization Agreement (the “Master Reorganization Agreement”), which, among other things, would provide for the consummation of certain reorganization transactions (the “Contemplated Reorganization”) involving the parties thereto prior to Contemplated IPO, including the merger of Merger Sub with and into the Company, with the Company surviving such merger (the “Merger”) as a wholly owned subsidiary of Atlas Operating; and

WHEREAS, Holdings and Holdings II desire to enter into this Agreement in order to set forth their agreements and understandings with respect to how the Class A Shares and the PubCo’s shares of Class B common stock (the “Class B Shares” and, together with the Class A Shares, the “Shares”) held by each of Holdings and Holdings II will be voted on, or tendered, in connection with the Contemplated Reorganization and Merger; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Master Reorganization Agreement.

2. Representations and Warranties of the Stockholders. Each Stockholder, on behalf of itself, severally and not jointly, hereby represents and warrants to the other Parties that, as of the date hereof:

(a) Ownership of Shares. Such Stockholder is the record and beneficial owner of the Shares set forth opposite its name on Schedule A hereto (the “Original Shares”), and holds the Original Shares free and clear of any proxy, voting restriction, adverse claim, or other liens, other than those created by this Agreement or such Stockholder’s organization documents or under applicable federal or state securities laws. Other than as provided under the terms of this Agreement, such Stockholder has the sole voting power over all of the Original Shares. Other than as provided under the terms of this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which such Stockholder is a party relating to the pledge, disposition, or voting of any of the Original Shares, and there are no voting trusts or voting agreements with respect to any of the Original Shares. Other than this Agreement and such Stockholder’s organizational documents, there are no agreements or arrangements of any kind, contingent or otherwise, to which such Stockholder is a party obligating such Stockholder to transfer or cause to be transferred to any Person any of the Original Shares.

(b) Disclosure of All Shares Owned. Except for the Original Shares, such Stockholder is not the record or beneficial owner of any other Shares. Except for any Class B Shares and corresponding common units of Atlas Operating, which together may be redeemed for Class A Shares pursuant to the terms of the respective organizational documents of Atlas Operating and PubCo, such Stockholder does not hold any securities exercisable for or convertible into any Shares.

(c) Power and Authority; Binding Agreement. Such Stockholder has full power and authority to enter into, execute, and deliver this Agreement and to perform fully such Stockholder’s obligations hereunder (including the proxy described in Section 3(b)). This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally.

(d) No Conflict. The execution, delivery and performance of this Agreement by such Stockholder does not conflict with or violate any Law applicable to such Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien on any of the Original Shares pursuant to, any definitive agreement or other instrument to which such Stockholder is a party or any term or condition of its organizational documents, except where such conflict, violation, isolation or default would not be reasonably expected to, individually or in the aggregate, have a material and adverse effect on such Stockholder’s ability to satisfy its obligations hereunder.

(e) No Consents. No consent, approval, order or authorization of, or registration, declaration, or filing with, any Governmental Authority on the part of such Stockholder is required in connection with the valid execution and delivery of this Agreement, except such filings as may be required under the Securities Exchange Act of 1934, as amended, or those that would not be reasonably expected to, individually or in the aggregate, have a material and adverse effect on such Stockholder’s ability to satisfy its obligations hereunder.

3. Agreement to Vote Shares; Irrevocable Proxy; Conversion Notice.

(a) Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally acknowledges and agrees that, for purposes of any proposal or other matter subject to a vote of the stockholders of PubCo at any annual or special meeting of the stockholders of PubCo or to the approval of the stockholders of PubCo pursuant to any action by written consent of the stockholders of PubCo, pursuant to the agreement of the Parties herein (including the proxy granted to Holdings II under Section 3(b)), Holdings II shall be entitled to direct the vote of a number of Shares (the “Voting Shares”) equal to 51.00% of the aggregate number of Shares then held by the Stockholders. Each Party hereby agrees to perform, or cause to be done and performed, all such further acts and things, and to execute and deliver any such other agreements, certificates, instruments or other documents, in each case, as may be reasonably necessary in order to carry out the intent and accomplish the purposes of this Section 3.

(b) Irrevocable Proxy. Holdings hereby appoints Holdings II, its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote during the term of this Agreement with respect to the portion of the Voting Shares held by Holdings. Holdings shall take any such action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Holdings shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by Holdings with respect to the Voting Shares held by Holdings. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement. Upon the termination of this Agreement in accordance with Section 6, this proxy shall automatically be revoked.

4. No Voting Trusts or Other Arrangement. Holdings agrees that, during the term of this Agreement, Holdings will not, and will not permit any Person to deposit any of the Shares held by Holdings in a voting trust, grant any proxies with respect to any of such Shares, or subject any such Shares to any arrangement with respect to the voting of such Shares.

5. Additional Shares. Each of Holdings and Holdings II agree that any and all shares of voting stock of PubCo that such Stockholder may purchase, acquire the right to vote or otherwise acquire after the execution of this Agreement and prior to the termination hereof shall be subject to the terms and conditions of this Agreement and shall constitute Shares of such Stockholder for all purposes of this Agreement, including Section 3 and any determination of the “Voting Shares” subject to the proxy granted thereunder. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, or the like of the capital stock of the PubCo affecting any Shares held by any Stockholder, the terms of this Agreement shall apply to the resulting securities, and such resulting securities shall be deemed to be Shares of such Stockholder for all purposes of this Agreement, including Section 3 and any determination of the “Voting Shares” subject to the proxy granted thereunder.

6. Termination. This Agreement shall automatically terminate in all respects and cease to have any further force or effect, and no Party shall have any further obligations hereunder, at such date and time at which each Stockholder has effected a distribution, or a series of related distributions, to its members of all of the Original Shares then held by such Stockholder (and, to the extent such Stockholder then holds any additional Shares that were acquired during the period beginning upon the execution of this Agreement and ending immediately prior to such distributions, such additional Shares) in accordance with the limited liability company agreements of such Stockholder then in effect. Nothing in this Section 6 shall relieve or otherwise limit the liability of any Party for any intentional breach of this Agreement prior to such termination.

7. Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written or oral, among the Parties with respect to the subject matter hereof and contains the entire agreement among the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the Parties. No waiver of any provisions hereof by any Party shall be deemed a waiver of any other provisions hereof by such waiving Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such waiving Party.

8. Notices. All notices, requests, demands and other communications to any Party under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such Party at 5918 W. Courtyard Drive, Suite 500, Austin, Texas 78730 (or such other address as may have been previously specified by like notice from such Party).

9. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the agreements and transactions contemplated hereby be memorialized or consummated as originally contemplated to the greatest extent possible.

(c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(d) Section Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(e) Assignment. No Party shall assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment contrary to the provisions of this Section 9(e) shall be null and void.

(f) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has executed and delivered this Agreement as of the date first written above.

ATLAS SAND MANAGEMENT COMPANY, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

ATLAS SAND HOLDINGS, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

ATLAS SAND MANAGEMENT COMPANY II, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

ATLAS SAND HOLDINGS II, LLC

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO VOTING AGREEMENT

Schedule A

Share Ownership as of the Date of this Agreement

Stockholder	Class A Shares	Class B Shares	Totals
Atlas Sand Holdings, LLC	2,255,395	42,852,499	45,107,894
Atlas Sand Holdings II, LLC	36,892,106	—	36,892,106

			82,000,000

SCHEDULE A